UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 4, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the media release of UBS AG and related presentation materials, which appear immediately following this page.

Media Relations	Tel. +41-44-234 85 00
4 October 2011
Media Release
UBS expects to report a modest net profit for the Group and positive net new money in its wealth management businesses for the third quarter of 2011
•	Net profit attributable to UBS shareholders for the third quarter 2011 includes a USD 2.3 billion loss resulting from the unauthorized trading incident reported in September 2011

•	Positive net new money in UBS’s wealth management businesses expected to be broadly similar to the second quarter of 2011

•	BIS tier 1 capital base expected to remain broadly in line with the prior quarter end
Zurich/Basel, 4 October 2011 — UBS expects to report a modest net profit attributable to shareholders for the third quarter of 2011. The result includes the previously announced USD 2.3 billion loss resulting from the unauthorized trading incident and approximately CHF 0.4 billion of restructuring charges associated with the firm’s cost reduction program. In addition, the result benefited from own credit gains on financial liabilities measured at fair value in the region of CHF 1.5 billion, primarily due to the widening of UBS’s credit spreads during the third quarter. Furthermore, UBS will report a gain on the sale of treasury-related investments of approximately CHF 0.7 billion in Wealth Management & Swiss Bank. At present, the Group tax expense is expected to be close to zero for the quarter.
UBS expects to report net new money inflows in its wealth management businesses at levels broadly similar to those of the previous quarter. Global Asset Management will report moderate net new money outflows.
UBS’s capital position remains strong and its capital base at the end of the third quarter of 2011 is expected to remain broadly in line with the balance at the end of the previous quarter, including the loss associated with the unauthorized trading incident. The BIS Basel II tier 1 capital ratio is expected to decline slightly compared with the second quarter due to the impact on risk-weighted assets of the unauthorized trading incident.
The previously announced cost reduction program, which is intended to align UBS’s cost base with changes in the market environment, is on track. The majority of affected employees have been notified, and reductions will continue into 2012. UBS will continue to invest in growth regions, including Asia Pacific, the Americas, and the emerging markets, as well as in our global wealth management franchise.
This update is based on preliminary estimates early in the third quarter closing process. No further updates are anticipated prior to October 25, 2011 when UBS will announce its third quarter results.
UBS AG

UBS AG, Media Relations, 4 October 2011	Page 1 of 2

Media contact
Switzerland:	+41-44-234-85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00
www.ubs.com
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including statements relating to UBS’s financial performance and statements relating to the anticipated effect of strategic initiatives on UBS’s business and future development. Factors that could cause actual developments and results to differ materially from UBS’s expectations include, but are not limited to: whether UBS will be successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; developments in the markets in which UBS operates or to which it is exposed; changes in the availability of capital and funding; UBS’s ability to retain earnings and manage its risk-weighted assets in order to meet its strategic objectives and comply with Swiss capital requirements without adversely affecting its business; changes in financial regulation in Switzerland, the United States, the United Kingdom and other major financial centers; possible constraints that regulatory authorities may impose directly or indirectly on UBS’s business activities, whether as a consequence of the recently announced unauthorized trading or for other reasons; changes in UBS’s competitive position, including whether differences in regulatory requirements applicable to UBS will adversely affect its ability to compete in certain lines of business; the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations; the effects on UBS’s cross-border banking business of tax treaties recently concluded by Switzerland or to be concluded in the future; UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling; whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and the occurrence of operational failures, such as fraud, unauthorized trading and systems failures. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS AG, Media Relations, 4 October 2011	Page 2 of 2

Bank of America Merrill Lynch Financials Conference October 4, 2011 Tom Naratil Group Chief Financial Officer

1 Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements", including statements relating to UBS's financial performance and statements relating to the anticipated effect of strategic initiatives on UBS's business and future development. Factors that could cause actual developments and results to differ materially from UBS's expectations include, but are not limited to: whether UBS will be successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; developments in the markets in which UBS operates or to which it is exposed; changes in the availability of capital and funding; UBS's ability to retain earnings and manage its risk-weighted assets in order to meet its strategic objectives and comply with Swiss capital requirements without adversely affecting its business; changes in financial regulation in Switzerland, the United States, the United Kingdom and other major financial centers; possible constraints that regulatory authorities may impose directly or indirectly on UBS's business activities, whether as a consequence of the recently announced unauthorized trading or for other reasons; changes in UBS's competitive position, including whether differences in regulatory requirements applicable to UBS will adversely affect its ability to compete in certain lines of business; the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations; the effects on UBS's cross-border banking business of tax treaties recently concluded by Switzerland or to be concluded in the future; UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling; whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and the occurrence of operational failures, such as fraud, unauthorized trading and systems failures. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

2 Key messages UBS will report a modest net profit and positive net new money in its wealth management businesses for 3Q11 We will leverage our unique competitive advantages in wealth management while strengthening the alignment with a less complex and more focused Investment Bank Our financial, capital and funding positions are sound

3 3Q11 preview Modest net profit attributable to UBS shareholders for the quarter Positive net new money in wealth management businesses in line with 2Q11 Basel 2 tier 1 capital base broadly in line with 2Q11 quarter end

4 Actions related to the unauthorized trading incident Wednesday 14.9.11 Thursday 15.9.11 Sunday 18.9.11 Risks resulting from unauthorized trading fully covered Media release outlining the incident and estimating loss in the range of USD 2 billion UBS discovered unauthorized trading in the Investment Bank Reviews of the incident FINMA / FSA independent review UBS GEB- sponsored review UBS BoD Independent Director's review UBS took swift action to identify, communicate and close out risks Friday 16.9.11 Media release providing additional details and confirming a loss of USD 2.3 billion

5 We will leverage our unique competitive advantages in wealth management while strengthening the alignment with a less complex and more focused Investment Bank Key messages Our financial, capital and funding positions are sound UBS will report a modest net profit and positive net new money in its wealth management businesses for 3Q11

6 WM & WMA Retail & Corporate Global AM Clients Employees Shareholders We will leverage our unique competitive advantages in wealth management... Investment Bank UBS combines strong and complementary client-focused businesses ....while strengthening the alignment of all our businesses Clients

7 Our global wealth management business is unrivaled We have global presence and a premier Ultra High Net Worth franchise... UBS WM Americas UBS Wealth Management Invested assets1 CHF 1,398 billion 650 748 ....in the largest established markets and in the fastest growing markets ~200 offices1 4,203 advisors1 ~360 offices1 6,862 advisors1 Client wealth2 1 On 30.6.11 2 Based on assets under management on 31.12.10 < CHF 1 million CHF 1-5 million CHF 5-10 million > CHF 10 million

8 Our wealth management franchise is built on relationships with sophisticated UHNW & HNW clients IB is a key contributor to our UHNW and HNW businesses Global Family Office Advisory Research Execution / risk capabilities Product development Client relevance Key wealth management client needs HNW UHNW Tailored advice for entrepreneurial clients, e.g. capital markets Access to primary and secondary deal flows Creative, innovative products and bespoke solutions Impeccable and cost effective execution and market making for listed and OTC products Top tier research offering, single stock, sector and macroeconomic the skills and strengths of our Investment Bank enable us to meet the needs of our wealth management clients ? ? ? ? ? ? ? ?

9 Why institutional clients value UBS Investment Bank Platform Capabilities and expertise Relationships Unique capability to quickly reach large and sophisticated global audience of wealthy private investors Our presence and relationships throughout the globe give us deep insight into the economic, market and geopolitical environments of the major jurisdictions that matter to our clients Professionals with extensive experience in advisory/capital markets Patient cultivation of long-term advisory relationships Leading low latency execution platforms for equities and FX Top 3 Futures Clearing platform and robust operational platform Leading portfolio management and risk assessment tools Strength and presence in each region and particular strength in APAC Thought leadership and insights provided by deep high quality research coverage and IBD coverage teams Strong equities presence in all major markets, drives powerful synergies across geographies and capabilities Pioneer in OTC to CCP debate Major liquidity provider Strong balance sheet and capital position

10 Optimizing risk-adjusted returns in the Investment Bank Resources Capital Balance sheet Costs / People Constraints Basel 3 RWA Leverage Profitability Consideration Businesses enhancing: wealth management franchise Businesses enhancing: Investment Bank franchise Other businesses requiring justification Optimized Investment Bank portfolio maximizing shareholder value We are making choices... .... which will enable us to optimize the risk-adjusted returns of the Investment Bank

11 Investment Bank Global Asset Management WM&SB Corporate Center Our new strategy will lead to a rebalancing of risk in the Group We will reduce risk and complexity in our Investment Bank... 31.12.08 Basel 2 WMA 30.6.11 Basel 3 pro-forma Indicative future Basel 3 pro-forma Historic and indicative future RWA breakdown1 (%) 1 Pie charts are not to scale ....to deliver higher quality risk adjusted returns

12 Key messages Our financial, capital and funding positions are sound UBS will report a modest net profit and positive net new money in its wealth management businesses for 3Q11 We will leverage our unique competitive advantages in wealth management while strengthening the alignment with a less complex and more focused Investment Bank

13 5.8 9.2 9.0 6.7 7.1 8.3 7.2 6.1 5.8 5.0 84% 70% 71% 88% 81% 73% 77% 107% 106% 115% 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Group revenue Cost / income ratio (CHF billion) (CHF billion) (14) (39) (36) (56) (18) (4) 1 4 20 9 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Our financial position is sound Group revenue and cost / income ratio Group pre-tax profit Diluted earnings per share Net new money (CHF billion) (CHF) (CHF billion) WM WMA Global AM

14 1 Excludes the benefit of credit protection purchased from unrelated third parties Basel 2 risk-weighted assets We have significantly reduced our risk and balance sheet Balance sheet Student loan auction rate securities Exposure to monoline insurers1 (CHF billion) (CHF billion) (CHF billion) Assets excluding positive replacement values (PRVs) PRVs Exposure to monoline insurers (fair value of CDS after CVA) (USD billion) SL ARS inventory (carrying value) SL ARS buyback commitment (par value) 10.3 8.2 SL ARS sale (SL ARS July 2011 sale)

15 Our exposure to selected European sovereigns is limited Exposures to sovereigns1 in selected European countries rated AA and below2,3 1 Includes central governments, agencies and central banks 2 Traded products exposures are measured on a net replacement value basis 3 Net of credit hedges (CHF million) Belgium, sovereign Italy, sovereign Iceland, sovereign Portugal, sovereign 743 718 65 1 6 773 3,614 65 1 6 Spain, sovereign 158 158 Greece, sovereign 0 0 Ireland, sovereign Net exposure3 Gross exposure 31.8.11

16 We have increased the quality and size of our capital base We have added CHF 7.6 billion of earnings to our capital base since the end of 2008 Basel 2 Core tier 1 capital Hybrid tier 1 capital Core tier 1 ratio (%) Tier 1 ratio (%) 1 Includes own shares related components, capital deduction and FX Capital raised (2009) Retained earnings Redemption of hybrid tier 1 instruments MCN coupon buyout and coupon payments (2009/10) 31.12.08 30.6.11 25.8 33.1 7.6 (3.1) 3.8 4.3 7.4 (1.9) (2.2) 18.1% 8.5% 16.1% 11.0% (CHF billion) Other1

17 Funded balance sheet reduced by more than half since 4Q07 2Q11 CHF 907 billion 4Q07 CHF 1,853 billion Significantly less reliance on short term wholesale unsecured funding... 1 Liabilities and equity excluding NRVs 5% 4% 4% 6% 18% 2% 33% 6% 12% 6% 4% 6% 4% 4% 14% 3% 24% 9% 18% 8% 7% 2% ....and a greater proportion of customer deposits and long term debt funding Equity Other liabilities Other client deposits WM, WMA and Swiss Bank client deposits Trading portfolio liabilities Cash collateral on securities lent and repurchase agreements Money market paper issued Due to banks Prime brokerage payables Cash collateral on derivatives Bonds and notes issued Significantly reduced reliance on short-term wholesale unsecured funding such as interbank and money market paper One third of the funded balance sheet originates from wealth management businesses and R&C client deposits Long term debt's importance as a funding source has increased

18 Funding sources by currency - 30 June 2011 43% USD1 CHF 336 billion 21% EUR1 CHF 159 billion 22% CHF1 CHF 170 billion 14% other1 CHF 107 billion 1 In % of total funding balance sheet (CHF 772 billion) comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage 2 Comprises cash collateral payable on derivatives and prime brokerage payables Interbank Money market paper issued Repos Customer deposits Bonds and notes issued Cash margin2 2 8 2 6 29 59 47 16 4 4 17 4 10 43 21 12 47 58 103 77 45 6 limited reliance on interbank and money market paper Customer deposits represent a significant source of funding in all major currencies (CHF billion) 22 130

19 UBS combines strong and complementary client-focused businesses Delivering value for shareholders Our business is unrivalled in scale, presence and client mix We are leaders in the largest established markets and fastest growing emerging markets Strong cross-border footprint and onshore presence in major markets Wealth management businesses Successfully serving corporate, sovereign and institutional clients Leveraging the strengths of our wealth management business through closer alignment Reducing risk and complexity Investment Bank Strong capital position: industry leading Basel 2 tier 1 capital ratio of 18.1% at 30.6.11 Sound funding position based on diversified funding sources and a large deposit base Balance sheet risk reduction achieved Continued cost control: further progress on our CHF 2 billion cost reduction program Global Asset Management has a diversified business model and is a key contributor to our wealth management businesses Retail & Corporate is a leading player in the Swiss domestic market and an inherently stable business Global Asset Management Retail & Corporate

20 Key messages Our financial, capital and funding positions are sound UBS will report a modest net profit and positive net new money in its wealth management businesses for 3Q11 We will leverage our unique competitive advantages in wealth management while strengthening the alignment with a less complex and more focused Investment Bank

21 2011 Investor Day UBS Investor Day 2011 Thursday, 17 November 2011 The Waldorf Astoria, New York

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 4, 2011